14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 24, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Completes Acquisition of 33.5 Percent of Camphor Ventures Inc.

Increases Interest in Gahcho Kue -The World’s Largest
New Diamond Mine Under Development

Toronto and New York, July 24, 2006 - Mountain Province Diamonds Inc. (the “Company”) (TSX: MPV, AMEX: MDM) today announced it has completed the previously announced acquisition of 4,892,750 common shares of Camphor Venture Inc. (“Camphor”) (TSX-V: CFV), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. (“De Beers”) in the Gahcho Kue diamond project located in Canada’s Northwest Territories. De Beers is also the operator of the project and solely responsible for funding the project through to commercial production. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. By completing a bankable feasibility study, De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Gahcho Kue is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 164 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 135 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development. The Gahcho Kue diamond mine is projected to have a life in excess of 20 years, with full production of more than 3 million carats a year over 15 years.

Forward-Looking Statements
This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252